

June 30, 2014

Via E-mail
Rebecca S. Crabill
Chief Financial Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, MI 49036

    Re: **Monarch Community Bancorp, Inc.**
           Form 10-K for the fiscal year ended December 31, 2013
           Filed March 31, 2014
           File No. 000-49814

Dear Ms. Crabill:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013
Consolidated Financial Statements
Note 2 – Management's Plan (Unaudited), page 16

1. We note your disclosure that "the accompanying consolidated financial statements have been prepared on a going concern basis" and details of your strategies to return the Bank to profitability and maintain capital; however, the audit report does not include a going concern explanatory paragraph. Please tell us how your auditors considered the guidance in AU Section 341 in evaluating whether there was substantial doubt about your ability to continue as a going concern and the basis for their conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief